UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Vitacura 2670, 23rd floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated January 7, 2008

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FOURTH QUARTER 2007 VOLUMES

(Santiago, Chile, January 7, 2008) CCU (NYSE: CU) reported today preliminary fourth quarter 2007 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:
	Fourth Quarter		Full Year 2007
Chile:	Volumes	% Change	Volumes	% Change
Beer	1,572,263	5.0%	4,911,455	4.3%
Soft Drinks	1,131,200	9.8%	3,647,104	5.2%
Nectars	181,657	14.2%	657,511	20.1%
Mineral Waters	379,560	4.6%	1,144,108	-2.1%
Wine Domestic	115,303	2.2%	490,203	5.8%
Wine Export[1]	86,184	-3.6%	377,109	4.8%
Spirits	59,015	2.8%	215,984	5.5%
Total Chile[2]	3,525,181	6.5%	11,443,474	4.8%

Argentina:
Beer	911,759	7.8%	2,722,088	11.4%
Wine1-3	13,716	35.1%	51,059	26.2%
Total Argentina	925,475	8.1%	2,773,146	11.6%
TOTAL	4,450,656	6.9%	14,216,620	6.1%

CCU plans to release its consolidated fourth quarter results within four weeks.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the confectionary industry in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: January 7, 2008